

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Richard Byworth
Chief Executive Officer
Diginex Limited
35/F Two International Finance Centre
8 Finance Street, Central
Hong Kong

   Re: Diginex Limited
     Registration Statement on Form F-1
     Filed June 4, 2021
     File No. 333-256814

Dear Mr. Byworth:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Katherine Bagley at (202) 551-2545 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Julia A Thompson